INVEST IN **RISEUP AT WORK**

Building Career Infrastructure for Intentional Growth at Work


RISEUP
Getting hired isn't the hard part.
What happens after is.
0:00 / 3:20

riseupatwork.com Spring, TX

Highlights

1. Focused on career growth **after hiring**, not job search or recruitment prep
2. Addresses a $30B+ post-hiring career growth market
3. Built on 20+ years of coaching experience and frameworks used by 1,500+ professionals
4. Career infrastructure, not just content: strategy, accountability, and measurable outcomes
5. AI-enabled tools to scale guidance without replacing the human layer
6. Subscription model with coaching and institutional expansion over time
7. Scholarship program expanding access for first-generation professionals and underserved communities

Featured Investors



Product10X Follow

Product10x, a venture studio that has helped multiple startups move from idea to market with disciplined product and go-to-market execution. Suresh Madhuvarsu is a co-founder with a track record of growth.

"Product10x is backing RISEUP because it aligns with our thesis of building enduring companies at the intersection of human expertise and applied AI. As a venture studio, we partner with founders who are solving real problems with defensible execution, not trend-driven narratives.

RISEUP stands out through its grounded coaching frameworks, clear product thinking, and a thoughtful AI-augmented approach that scales human judgment rather than replacing it. From an IP, GTM, and platform evolution perspective, the fit within the Product10x portfolio is strong. We're excited to support RISEUP as it builds a category grounded in trust, outcomes, and long-term relevance."



Grant Lee Follow

CEO & Co-Founder of Gamma, an AI-powered presentation platform used by millions of professionals.

"I have so much respect for what Dr. Deepak Bhootra is building and his story!"



Dr. Vanshikha Taparia [Follow] Invested $5,000 ⓘ

Dr. Taparia is a Medical Doctor based in South Africa. She is the co-author of 'RISEUP: Your Career Reclaimed'. She is a strategic advisor to RISEUP.

"Looking forward to the journey ahead. I believe in this initiative. No man is an island, and this community will prove that."



Taparia Creative LLC [Follow] Invested $5,000 ⓘ

A creative organization started by an actor and entrepreneur-Vaibhav Taparia.

"Taparia Creative LLC was founded on the principle of collaboration and community. RISEUP follows the same values and is a driver for career growth and support for young individuals and more experienced individuals in this fast paced world of ours. I believe that Dr. Deepak Bhootra's vision for a healthier entry into the job market and management of workplace culture is extraordinary and provides a powerful framework for both current and future change-makers."



Pranay Bhootra [Follow] Invested $17,000 ⓘ

Co- founder building RISEUP, a scalable career intelligence platform. I bring a background in marketing and analytics, with experience on multi-million-dollar portfolios, and I'm an MBA candidate at NYU Stern focused on durable IP and long-term growth.

"As a marketer, I'm investing in RISEUP because it's rooted in consumer insight. It serves a focused global audience, targets an overlooked whitespace in career growth, and combines AI with human connection to deliver value that actually sticks."

Team



Deepak Bhootra Founder

Doctorate Degree + Sandler Certified Sales Coach/Trainer + ICF Certified Coach. Author of 6 books. 3 Times Amazon Category Best Seller. Speaker and Career Strategist. NowMedia TV Contributor. Host of an upcoming TV show, RISEUP@work, with NowMedia TV.

in

 ☑ Chat with Deepak



Dennis Zebregs Founding Engineer

He is a full-stack, cloud engineer and Technical Co-Founder at OlympusIQ. He built secure multi-cloud platforms, robust APIs, and data pipelines. Earlier, he co-founded Graphix, delivering web, hosting, and SEO solutions for clients across Europe.

riseup.work in



Pranay Bhootra Co-founder

Marketing roots. MBA candidate at NYU Stern. Focused on durable IP and long-term growth.

in

Building the missing infrastructure that makes careers compound in returns, resilience, & longevity.

The problem: careers break after the hire

Most platforms help you get hired. Very few help you grow once you're inside.

Early-to-mid-career professionals face:

- Unclear promotion paths and unspoken workplace rules

- Compensation negotiation and performance review pressure
- Manager dynamics, politics, and confidence erosion
- Reactive job changes that can stall earnings and momentum

Burnout is often the downstream result of a loss of agency and an unclear career strategy.


Absent Managers
Compensation Gaps
Office Politics
Delayed Promotions
Clarity
Strategy
Measurable Growth
JOB OFFER
THE UNKNOWN
PROMOTIONS/ GROWTH
Most tools stop here
Career Challenges
Structured Growth

The insight: career growth compounds

If a professional improves decision-making and career progression early, the impact compounds for decades.

Avoiding a single reactive step down (or repeated stalls) can mean:

- Higher long-term earning trajectory
- Stronger career stability
- Better well-being as a downstream effect of control and clarity


Career Decisions Compound
Same talent. Different choices. Different outcomes.
Career Outcomes
(Earnings, role quality, energy)
Unguided
Visibility --> Leverage --> Deliberate growth
Choice. Momentum. Sustainability.
SURPLUS
Early Career
Mid-career
Long-term
Careers don't grow from hustle. They grow from clarity.

The solution: RISEUP = career infrastructure

RISEUP is a structured operating system for professional growth after hiring.

We combine:

- Guided programs that translate into workplace action
- Coaching + accountability to keep momentum consistent
- Community circles for peer reinforcement
- AI-enabled tools (as the platform evolves) that make progress faster and measurable

RISEUP is not a job board. It's not executive coaching. And it's not therapy.

It's infrastructure for growth, confidence, and sustainable performance.


Infrastructure for Growth



Promotions
Managers
Compensation
Politics
Pressure
RISEUP

What we're building

We are building a custom platform and selectively licensing/integrating AI tools where they improve outcomes and accelerate delivery.

This hybrid approach keeps us flexible while we scale:

- Build the core user experience, progress tracking, and personalization
- Integrate best-in-class tools where it's faster and more cost-effective than building from scratch



Career infrastructure for growth *after* the job offer
PROGRAMS
TOOLS
RISEUP
COACHING
COMMUNITY
RISEUP

Why now?

Two forces are colliding:

1. Careers are more complex than ever (hybrid work, constant change, shifting expectations).
2. AI is going mainstream, but most solutions focus on automation rather than human development.

RISEUP applies modern tools to a human problem: helping people grow in their work without breaking themselves.

Traction (what we can credibly point to today)

- MVP is live and being actively tested
- Existing community/users on-platform today (current base + active subset used for structured feedback)
- New engagement loops being deployed to generate platform testimonials and product insight (focused on quality, not vanity volume)

Market: large umbrella, clear wedge

We keep market sizing simple and credible:

- Career coaching is a ~$30B umbrella category globally

RISEUP's wedge is the underserved "post-hiring" phase for early-to-mid-career professionals


hiding in plain sight
JOB SEARCH
RISEUP
Post-hiring career growth
EXECUTIVE COACHING
Entry-focused
STRUCTURED PROGRAMS
High-touch
Role-centric
SCALABLE COACHING
Premium $$
Transactional
ACCESSIBLE COMMUNITY
Individualized
Front-loaded
COMPOUNDING TOOLS
Non-scalable
MARKET GAP WE SERVE
Underserved • Fragmented • Growing fast • No category leader
RISEUP

Business model

RISEUP grows with each user:

1. Subscription (foundation): guided programs + tools + community
2. Coaching (upsell): cohorts and 1:1 for those who want faster outcomes
3. Toolkits (expansion): integrated AI tools that improve speed and results
4. Future optionality (not the core pitch today): B2B/licensing pathways beginning mid-2027 as a distribution amplifier

This raise is about proving repeatable B2C growth and building the platform foundation.

How we acquire users

We win through trust and repeatable distribution, not broad, expensive ads.

Primary channels:

- Content + newsletters (LinkedIn 7k Subscribers + media presence (RISEUP@work NowMedia TV Show)
- Affiliate/partner relationships with coaches, creators, and communities
- Regional cohorts in English-speaking markets (initial focus)
- Partnerships/LOIs (Letter of Intent) used as credibility signals (presented carefully as 'in-discussion/pilots,' not guaranteed revenue)

Impact: scholarships that scale with the business

RISEUP ties access directly to growth: A portion of campaign perks funds scholarships for individuals who lack access to high-quality career infrastructure.

Scholarship perks (example structure):

- **$500** = 1 scholarship for 5 years (named recipient)
- **$1,000** = 2 scholarships for 5 years
- **$5,000** = 10 scholarships for 5 years
- **$10,000** = 20 scholarships for 5 years

Use of funds

Funds raised will go to:

- **Product & platform build** (custom platform + selective AI integrations)
- **Coaching infrastructure** (program delivery, quality, scalability)
- **Growth** (Marketing, partner distribution, affiliates)
- **Scholars program**
- **Compliance and analytics** (reporting, measurement, investor updates)
- **Administrative** (Wefunder fee)
- **Payroll**


Use of Funds
Coaching Infrastructure
10%



RISEUP is a global movement built on the belief that everyone deserves access to the tools, coaching, and clarity needed to grow with purpose and confidence. Our mission is to unlock human potential by making transformative career development accessible to all, regardless of geography, background, or privilege. Through RISEUP, professionals everywhere can learn, connect, and thrive.

Investing in RISEUP supports a more human, inclusive, and sustainable future of work. Every user, coach, and partner creates a ripple of opportunity and progress. Your investment fuels access to knowledge, mentorship, and growth for those ready to rise.

Join the RISEUP movement by investing today!